

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2013

<u>Via E-mail</u>
Mr. George Lai
Chief Financial Officer
The9 Limited
Building No. 3, 690 Bibo Road
Zhang Jiang Hi-Tech Park
Pudong New Area, Pudong
Shanghai 201203
People's Republic of China

> **Re:     The9 Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **File No. 001-34238**

Dear Mr. Lai:

We have reviewed your letter dated February 6, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 23, 2013.

<u>Form 20-F for the Fiscal Year Ended December 31, 2011</u>

<u>Item 18.  Financial Statements</u>

<u>Note 19.  Refund of WoW Game Points, page F-49</u>

1.     Please explain further the following as it relates to your response to prior comment 7:

- You state that the company will refund holders of activated but unconsumed cards who "advance appropriate claims." Tell us how you determine what constitutes an "appropriate" claim;
- Explain how you determine the "unconsumed" balance of such cards. In this regard, tell us

how you obtain information regarding the amount of points consumed by the player after your loss of the WoW license;

- To the extent you are unable to obtain such usage information, explain further how you can reasonably determine the amount due to the player upon receipt of an appropriate claim;
- Tell us the amount of claims, if any, processed to date on activated but unconsumed point cards since your loss of the WoW license; and
- If no claims have yet been processed, to the extent you are able to obtain usage information for these cards, tell us how you use this information to determine whether any income can be recognized relating to these activated but unconsumed point cards.

2.      We note your response to our prior comment 9 as it relates to your consideration to recognize breakage for activated but unconsumed point cards.  Tell us how you considered the passage of time since the loss of the WoW license, in connection with the fact that it appears no material refunds have been paid to date on the activated but unconsumed game points, in your analysis of the liability as of December 31, 2011 and 2012.   In this regard, tell us whether you continue to believe that you do not have sufficient factual information to determine that the balance, or a portion thereof, could be considered remote for redemption purposes and how you reached this conclusion.

Note 28.  Commitments and Contingencies

28.3 Contingencies, page F-59

3.      We note your response to our prior comment 10.  Your proposed disclosure uses terminology such as "highly unlikely," which does not comply with the guidance in ASC 450.   Explain further what you mean by "highly unlikely" and further revise your disclosures to use terminology that complies with ASC 450-20-50 (e.g. probable, reasonably possible or remote). Please provide the revised disclosures that you intend to include in your next filing.

You may contact Megan Askt, Staff Accountant, at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters.   If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc:     Via e-mail
        Andrew Han – The9 Limited